Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value, of BriaCell Therapeutics Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: August 1, 2022

Lynwood Opportunities Master Fund

Lynwood Capital Management Inc.

Ben Shapiro

By:	/s/ Ben Shapiro
Ben Shapiro, for himself, and as President, Chief Executive Officer and Chief Investment Officer of the Investment Manager (for itself and on behalf of the Fund)

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